AMENDMENT TO BYLAWS

OF

POSITRON CORPORATION

Section 3.04 of the Bylaws of this Corporation is hereby amended to read in its entirety as follows:

"Change in Number. The number of directors may be increased from time to time as provided in these bylaws but no decrease shall have the effect of shortening the term of any incumbent director. Any directorship to be filled by reason of an increase in the number of directors may be filled by election at an annual or special meeting of shareholders or may be filled by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders."